EXHIBIT 99.1

Brookfield Corporation Announces Renewal of Normal Course Issuer Bid for Preferred Shares

BROOKFIELD, NEWS, Aug. 19, 2026 (GLOBE NEWSWIRE) -- Brookfield Corporation (“Brookfield” or “the Company”) (TSX: BN, NYSE: BN) today announced it has received approval from the Toronto Stock Exchange (“TSX”) for the renewal of its normal course issuer bid to purchase up to 10% of the public float of each series of the Company’s outstanding Class A Preference Shares that are listed on the TSX (the “Preferred Shares”). Purchases under the bid will be made on the open market through the facilities of the TSX and/or alternative Canadian trading systems. The period of the normal course issuer bid will extend from August 24, 2026 to August 23, 2027, or an earlier date should Brookfield complete its purchases. Brookfield will pay the market price at the time of acquisition for any Preferred Shares purchased or such other price as may be permitted.

Under the normal course issuer bid, Brookfield is authorized to repurchase each respective series of the Preferred Shares as follows:

Series	Ticker	Issued and outstanding shares[1]	Public float	Average daily trading volume[2]	Maximum number of shares subject to purchase[3]
					Total	Daily
Series 2	BN.PR.B	10,220,175	10,220,175	4,734	1,022,017	1,183
Series 4	BN.PR.C	3,983,910	3,983,910	1,612	398,391	1,000
Series 13	BN.PR.K	8,792,596	8,792,596	5,605	879,259	1,401
Series 17	BN.PR.M	7,840,204	7,840,204	3,115	784,020	1,000
Series 18	BN.PR.N	7,681,088	7,681,088	3,470	768,108	1,000
Series 24	BN.PR.R	10,808,027	10,808,027	10,376	1,080,802	2,594
Series 26	BN.PR.T	9,770,928	9,770,928	7,236	977,092	1,809
Series 28	BN.PR.X	9,233,927	9,233,927	4,031	923,392	1,007
Series 30	BN.PR.Z	9,787,090	9,787,090	3,513	978,709	1,000
Series 32	BN.PF.A	11,750,299	11,750,299	7,408	1,175,029	1,852
Series 34	BN.PF.B	9,876,735	9,876,735	4,315	987,673	1,078
Series 36	BN.PF.C	7,842,909	7,842,909	3,694	784,290	1,000
Series 37	BN.PF.D	7,830,091	7,830,091	3,136	783,009	1,000
Series 38	BN.PF.E	7,906,132	7,906,132	4,867	790,613	1,216
Series 40	BN.PF.F	11,841,025	11,841,025	5,738	1,184,102	1,434
Series 42	BN.PF.G	11,887,500	11,887,500	4,943	1,188,750	1,235
Series 46	BN.PF.I	11,740,797	11,740,797	10,457	1,174,079	2,614
Series 48	BN.PF.J	11,885,972	11,885,972	5,161	1,188,597	1,290
Series 51	BN.PF.K	3,202,986	3,202,986	2,842	320,298	1,000
Series 52	BN.PF.L	1,157,480	1,157,480	4,097	115,748	1,024
Series 54	BN.PF.M	10,000,000	10,000,000	7,356	1,000,000	1,839

As of August 12, 2026, under its current normal course issuer bid that commenced on August 22, 2025 and will expire on August 21, 2026, and which was approved by the TSX, Brookfield purchased 251,500 shares of the Preferred Shares, Series 51 at a weighted average price of C$17.86 per share of which 131,500 shares was made on the TSX. The Company also purchased 23,300 shares of the Preferred Shares, Series 52 at a weighted average price of C$17.55 per share on the TSX.

Brookfield believes that the renewed normal course issuer bid will provide the flexibility to use available funds to purchase Preferred Shares where it aligns with the Company’s investment and capital allocation strategies. All Preferred Shares acquired by Brookfield under this bid will be cancelled.

Brookfield intends to enter into an automatic share purchase plan on or about the week of September 21, 2026 in relation to the normal course issuer bid. The automatic share purchase plan will allow for the purchase of Preferred Shares, subject to certain trading parameters, at times when Brookfield ordinarily would not be active in the market due to its own internal trading black-out period, insider trading rules or otherwise. Outside of these periods, the Preferred Shares will be repurchased in accordance with management’s discretion and in compliance with applicable law.

About Brookfield Corporation

Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have three core businesses: Asset Management, Wealth Solutions, and our Operating Businesses which are in infrastructure, energy, private equity, and real estate.

We have a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our investment and operational experience. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

For more information, please visit our website at www.bn.brookfield.com or contact:

Media:	Investor Relations:
Kerrie McHugh	Katie Battaglia
Tel: (212) 618-3469	Tel: (416) 359-8544
Email: kerrie.mchugh@brookfield.com	Email: katie.battaglia@brookfield.com

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions and which in turn are based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this news release include statements referring to potential future purchases by Brookfield of its Preferred Shares pursuant to the Company’s normal course issuer bid and automatic share purchase plan.

Although Brookfield Corporation believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates and heightened inflationary pressures; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions and dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations and sanctions; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including asset management, wealth solutions, renewable power and transition, infrastructure, private equity, real estate and corporate activities; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect future results. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this news release or such other date specified herein. Except as required by law, Brookfield Corporation undertakes no obligation to publicly update or revise any forward- looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.

_________________________________

1 As at August 12, 2026
2 Calculated for the six-month period ended July 31, 2026.
3 In accordance with TSX rules, any daily repurchases on the TSX with respect to (i) the Series 4, Series 17, Series 18, Series 30, Series 36, Series 37 and Series 51 Preferred Shares will be limited to 1,000 shares of the respective series and (ii) each of the other series of Preferred Shares (excluding the Series 4, Series 17, Series 18, Series 30, Series 36, Series 37 and Series 51 Preferred Shares) will be limited to 25% of the average daily trading volume on the TSX of the respective Preferred Shares.